Exhibit 1

FOR IMMEDIATE RELEASE	12 October 2011

WPP PLC (“WPP”)

JWT acquires majority stake in A4A, a leading digital agency in China

WPP announces that its wholly-owned operating company, JWT, the global communications group, has agreed to acquire a majority stake in A4A, a leading full service digital agency in China, subject to regulatory approval.

Founded in 2003 and based in Beijing, A4A’s offering includes digital strategy, social media communication strategy, rich media, online advertising, search marketing, e-marketing, and media investment management. The agency employs 80 people and clients include Audi, Lenovo, Mamibuy and Nokia.

A4A’s unaudited revenues for the year ended 31 December 2010 were approximately RMB 16.2million, with gross assets at the same date of approximately RMB 12.2million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, currently WPP’s fourth largest market with revenues (including associates) of well over $1billion. The Group currently employs 12,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in the BRICs and Next 11 markets - across all communications services.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204